DEAN HELLER
Secretary of State
204 North Carson Street, Suite 1
Carson City, Nevada 89701-4299
(775) 684-5708
Website:  secretaryofstate.biz

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Certificate of Designation
(Pursuant to NRS 78.1955)
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                           Certificate of Designation
                          For Nevada Profit Corporation
                            (Pursuant to NRS 78.1955)

1.     Name of corporation:

Stem Cell Therapy International, Inc.

2. By resolution of the board of directors pursuant to a provision in the articles of incorporation, this certificate establishes the following regarding the voting powers, designations, preferences, limitations, restrictions and relative rights of the following class or series of stock:

In accordance with the terms of the attached Certificate of Designation

3.     Effective date of filing (optional):

5.     Officer signature (required):  /s/ M. Richard Cutler

Filing Fee:  $175.00

IMPORTANT: Failure to include any of the above information and submit the proper fees may cause this filing to be rejected.

                           CERTIFICATE OF DESIGNATION
                    OF STEM CELL THERAPY INTERNATIONAL, INC.
                          [CONTINUED FROM PRIMARY FORM]


     RESOLVED:     That pursuant to the authority vested in the Board of
Directors of this Corporation in accordance with in accordance with Article FOURTH, Section 3, of its Restated Articles of Incorporation, a series of Preferred Stock of the Corporation (the "Series A Participating Preferred Stock") be, and it hereby is, created, and that the designation and amount thereof and the voting powers, preferences and relative, participating, optional and other special rights of the shares of the Series A Participating Preferred Stock, and the qualifications, limitations or restrictions thereof, shall be as follows:

          Section 1. Designation and Amount. The shares of such series shall be
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designated as "Series A Participating Preferred Stock" and the number of shares constituting such series shall be Five Hundred Thousand (500,000). Such number of shares may be increased or decreased by resolution of the Board of Directors; provided, however, that no decrease shall reduce the number of shares of Series
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A Participating Preferred Stock to a number less than the number of shares then outstanding plus the number of shares reserved for issuance upon the exercise of outstanding options, rights or warrants or upon the conversion of any outstanding securities issued by the Corporation convertible into Series A Participating Preferred Stock.

     Section 2. Dividends and Distributions.
                ---------------------------

     Subject to the rights of the holders of any shares of any series of Preferred Stock ranking prior and superior to the shares of Series A Participating Preferred Stock with respect to dividends, the holders of shares of Series A Participating Preferred Stock, equivalent dividends per share to any paid per share to the holders of the common stock, $.001 par value per share (the "Common Stock"), of the Corporation.

     Section 3. Voting Rights.
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          (A)  The holders of shares of Series A Participating Preferred Stock shall have the voting rights equivalent per share to the holders of the Common Stock, provided, however, that in the event any holder of any of the shares of Series A Participating Preferred Stock shall have beneficial ownership of any shares of Common Stock or any other shares which would be deemed to be beneficially owned and categorized with the Common Stock, such holder shall not be entitled to vote those shares without providing 61 days notice to the Corporation in writing of its desire to vote such shares.

     (B) Except as otherwise provided herein, by law, or in any other CERTIFICATE of DESIGNATION creating a series of Preferred Stock or any similar stock, the holders of shares of Series A Participating Preferred Stock, the holders of shares of Common Stock and any other capital stock of the Corporation having general voting rights shall vote together as one class on all matters submitted to a vote of stockholders of the Corporation.

     Section 4.  Conversion.  Each share of Series A Participating Preferred
                 ----------
Stock shall be convertible at any time by the holder thereof into one share of Common Stock, provided, however, that no holder of any shares of Series A Participating Preferred Stock may convert any such shares in the event that such conversion would result in the holder becoming the beneficial owner of 5% or more the shares of Common Stock of the Company. The conversion restriction set forth in this Section 5 may be waived by any holder thereof upon 61 days written notice to the Corporation.

     Section 5. Reacquired Shares. Any shares of Series A Participating
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Preferred Stock purchased or otherwise acquired by the Corporation in any manner whatsoever shall be retired and cancelled promptly after the acquisition thereof. All such shares shall upon their cancellation become authorized but unissued shares of Preferred Stock and may be reissued as part of a new series of Preferred Stock to be created by resolution or resolutions of the Board of Directors, subject to the conditions and restrictions on issuance set forth herein.

          Section 6. Liquidation, Dissolution on Winding Up. (A) Upon any
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liquidation (voluntary or otherwise), dissolution or winding up of the
Corporation, the shares of Series A Participating Preferred Stock shall be treated as an equivalent to the shares of Common Stock into which they are then convertible.

     Section 7. Consolidation, Merger, etc. In case the Corporation shall enter
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into any consolidation, merger, combination or other transaction in which the shares of Common Stock are exchanged for or changed into other stock or securities, cash and/or any other property, then in any such case the shares of Series A Participating Preferred Stock shall at the same time be similarly exchanged or changed in an amount per share (subject to the provision for adjustment hereinafter set forth) equal to the aggregate amount of stock, securities, cash and/or any other property (payable in kind), as the case may be, into which or for which each share of Common Stock is changed or exchanged. If the Corporation shall at any time declare or pay any dividend on Common Stock payable in shares of Common Stock, or effect a subdivision, combination or consolidation of the outstanding Common Stock (by reclassification or otherwise than by payment of a dividend in shares of Common Stock) into a greater or lesser number of shares of Common Stock, then in each such case the amount set forth in the preceding sentence with respect to the exchange or change of shares of Series A Participating Preferred Stock shall be adjusted by multiplying such amount by a fraction the numerator of which is the number of shares of Common Stock outstanding immediately after such event and the denomination of which is the number of shares of Common Stock that were outstanding immediately prior to such event.

     Section 8. No Redemption. The shares of Series A Participating Preferred
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Stock shall not be redeemable.

     Section 9. Amendment. The Certificate of Incorporation of the Corporation
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shall not be further amended in any manner which would materially alter or change the powers, preferences or special rights of the Series A Participating Preferred Stock so as to affect them adversely without the affirmative vote of the holders of at least seventy-five percent (75%) of the outstanding shares of Series A Participating Preferred Stock, voting together as a single class..